SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated August 16, 2006 regarding Registrant’s results for the six months ended June 30, 2006 and key performance indicators for the quarter ended June 30, 2006.
1.2	Press release dated August 16, 2006 regarding Registrant’s results for the six months ended June 30, 2006 and key performance indicators for the quarter ended June 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Unaudited results for the six months ended 30 June 2006 and Q2 Key Performance Indicators highlights

	2005 HK$ millions		2006 HK$ millions		% increase
	(Restated)
Continuing operations:
Turnover		10,594		15,666	48%
Operating profit before disposal of investments and others		974		2,302	136%
Profit before taxation		81		974	1,102%
(Loss)/profit for the period		(220)		644
(Loss)/profit attributable to equity holders of the Company		(370)		2
(Loss)/earnings per share attributable to equity holders of the Company:
– continuing operations	HK$	(0.08)	HK$	0.00
– discontinued operations	HK$	(0.00)		N/A

*	Record profit for the period of HK$644 million

*	Profit attributable to equity holders turns positive

*	Mobile customers continue to grow 71% year-on-year to over 23 million worldwide

*	Record growth in India with customer base increasing to 17.5 million

*	Israel achieves impressive results

*	Hong Kong mobile operations returns to positive operating profit

*	Thailand turns EBITDA positive

Chairman’s statement

I am delighted by the progress made during the first half of 2006. Turnover increased 47.9%, operating profit more than doubled to HK$2,302 million and the Group recorded its highest profit for the period compared to a loss in the same period last year. As a result, the Group recorded a profit attributable to equity holders of HK$2 million from loss attributable to equity holders of HK$370 million in the same period last year.

There are many notable positive developments. Both India and Israel performed well, turning in impressive results.

Hutchison Essar Limited (“Hutchison Essar”), the Group’s operations in India recorded rapid growth in its customer base to 17.5 million, which fuelled strong growth in turnover and profits. In January 2006, Hutchison Essar completed the acquisition of BPL Mobile Cellular Limited (“BPL Circles”, subsequently renamed Hutchison Essar Cellular Limited), adding operations in Maharashtra, Tamil Nadu and Kerala to its existing presence in 13 licence areas, further strengthening the Group’s operations in India. In addition, significant progress was made to simplify and increase our holdings in Hutchison Essar in the light of changes in the foreign direct investment rules in India. Following such reorganisation and completion of acquisition of IndusInd Telecom Network Limited (“ITNL”), the Company has interests in companies that control 66.99% of Hutchison Essar.

Partner Communications Company Ltd. (“Partner”), the Group’s operation in Israel also recorded excellent results in the first half of 2006 with strong service revenue growth and usage patterns from both 2G and 3G customers. We are proud that Partner was recently included in the new NASDAQ Global Select Market tier for public companies. The new tier incorporates NASDAQ’s world-class corporate governance standards.

In addition, we are delighted to see our business in Thailand make a positive Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) contribution and the mobile operations in Hong Kong make a welcome return to operating profit. Our start up operations in Vietnam and Indonesia are making progress and we expect them to begin to make a contribution to the Group from the start of next year. Whilst markets remain volatile and competition is intensifying, we have established a strong base from which to capitalise on the considerable opportunities that lie ahead.

Operations

Group Review

Turnover from continuing operations increased to HK$15,666 million in the first six months of 2006, an increase of 47.9% compared to the same period last year mirroring the growth in our customer base. Excluding the impact of BPL Circles, which was acquired in January 2006, turnover grew by 42.5%.

We again recorded a substantial increase in turnover from India, which now contributes 45.2% of the Group turnover. With a full period’s contribution, turnover from Israel represented 29.2%, whilst Hong Kong and Macau accounted for 20.0% (of which mobile operations represented 12.6% and fixed-line operations represented 7.4%), Thailand 3.4% and other segments contributed 2.2%.

The majority of our turnover comes from mobile telecommunications services, which is increasing and represented 87.1% of total turnover in the first six months of 2006. The balance came from fixed-line telecommunications services representing 7.4%, mobile telecommunications products such as handset and accessory sales representing 3.9%, and other non-telecommunications businesses, principally relating to the IT solutions business of Vanda IT Solutions & Systems Management Limited (“VISS”), which represented 1.6%.

Operating profit before disposal of investments and others increased to HK$2,302 million in the first six months of 2006, as compared to HK$974 million in the same period last year. The growth was due to increased contributions from India and Israel, reflecting the general expansion in scale of those businesses, and a return to operating profit for the mobile operations in Hong Kong as well as a reduction of losses in Thailand.

Our cost of inventories was HK$567 million, a decrease of 22.2% from HK$729 million in the same period last year due primarily to operational factors in Israel and Thailand. Staff costs of HK$1,265 million represented an increase of 30.4% from HK$970 million in the same period last year in line with the growth of the business. Other operating expenses were HK$9,075 million, which were 52.9% higher than HK$5,936 million in the same period last year. The period on period rise in operating expenses is distorted by the inclusion of Israel for only one quarter in 2005 compared to two quarters in 2006 as well as the consolidation of BPL Circles. Excluding these factors, like for like growth in other operating expenses was 25.3%.

The Group increased its reported EBITDA by 60.8% to HK$4,759 million in the first six months of 2006 compared to EBITDA of HK$2,959 million in the same period last year, with all the Group’s major operations making greater contributions to offset the start up losses in Vietnam and Indonesia. As a percentage of turnover, EBITDA was 30.4% in the first six months in 2006, compared to 27.9% in the same period last year.

Depreciation and amortisation grew to HK$2,457 million in the first six months in 2006 from HK$1,985 million in the same period last year. This represented an increase of 23.8% mainly attributable to higher levels of investments, the amortisation of telecommunications licences and other intangibles arising from the accounting for the step up acquisition of Partner in 2005.

Net interest expense increased by 93.3% to HK$1,326 million in the first six months in 2006. During the first six months the Group incurred higher interest costs in India as a result of the additional debt incurred in the acquisition of BPL Circles, the reorganisation of our investment holding companies in India in March 2006 and exchange loss on foreign currency loans in India of approximately HK$50 million due to depreciation of the Rupee in the second quarter of 2006. Interest expenses also increased due to interest accretion on licence fee liabilities and asset retirement obligations of HK$150 million compared to HK$74 million in the same period last year. There was also a net increase in the interest expense in Israel primarily due to inclusion of Israel’s interest expense for only one quarter in 2005 compared to two quarters in 2006, offset by the decrease in net interest due to the downward revision of its CPI indexed loans.

Profit before taxation from continuing operations increased to HK$974 million in the first six months of 2006 from HK$81 million in the same period last year.

Current and deferred taxes were HK$330 million compared to HK$285 million in the same period last year, an increase of 15.8%. The increase is not in line with the increase in profit before taxation due to the application of tax losses from India and Hong Kong mobile to the tax position.

As a result of the foregoing, the profit in the first six months of 2006 was HK$644 million compared to loss of HK$220 million in the same period last year. The Group recorded a profit attributable to equity holders of HK$2 million in the first six months of 2006 compared to loss of HK$370 million in the same period last year. Basic earnings were HK$0.00 per share in the first six months of 2006 compared to loss of HK$(0.08) per share in the same period last year.

The Company did not declare any dividends for the six months ended 30 June 2006.

Operations Review

India

The first half of 2006 saw record mobile customer growth as the market crossed the 100 million customer threshold in April, and reached 109 million by the end of June 2006. This represented market growth of 35% in the first half of 2006 compared to 20% in the same period last year, reflecting the ongoing aggressive network expansion by the industry including our India operations and the introduction of several new tariff structures.

During the first six months of 2006, we completed the acquisition of the 3 operations of BPL Circles in Maharashtra, Tamil Nadu and Kerala, transitioned them to the “Hutch” brand and integrated them with the existing businesses of Hutchison Essar.

Financial review

Turnover increased to HK$7,085 million in the first six months of 2006, up 50.9% from HK$4,694 million in the same period last year which mirrored the strong growth in the customer base both from the accelerated investment in network and the integration of BPL Circles in January 2006. Excluding the first time inclusion of BPL Circles, like for like turnover growth was 38.8%.

EBITDA was HK$2,316 million in the first six months of 2006 compared to HK$1,579 million in the same period last year. The EBITDA margin at 32.7%, reflects an underlying margin improvement in the existing 13 licence areas offset by a lower margin in BPL Circles. In the first half of 2006, BPL Circles contributed HK$82 million after incurring the initial costs of acquisition and integration. The existing business of Hutchison Essar continued to perform well with EBITDA margins improving to 34.3% compared to 32.4% for 2005 and 31.3% in the second half of 2005, despite additional network related costs resulting from the accelerated investment in networks.

As a result of the growth of the business, operating profit increased to HK$1,763 million compared to HK$1,208 million in the same period last year representing an operating profit margin of 24.9%.

The network expansion is on plan with over 50% increase in the number of cell sites in the first six months of 2006, which resulted in capital expenditure increasing to HK$2,990 million compared with HK$853 million in the first half of 2005.

Operating review

The business added a record 4.6 million customers in the first half of 2006 compared to 1.3 million in the first half of 2005. During the second quarter, we maintained the momentum established in Q1 with 2.18 million net additions compared to 0.64 million in Q2 2005. This increased the customer base to 17.5 million, including 1.56 million customers added on completion of the acquisition of the BPL Circles, a 14.2% improvement on the previous quarter and 107.8% higher than the customer base as at 30 June 2005.

Growth was predominantly in the prepaid segment, which accounted for 92% of the net additions in the first half of 2006. This affected the mix between prepaid and postpaid customers and resulted in the prepaid base expanding to 82.8% of the total customer base at the end of June 2006 compared to 77.8% as at December 2005.

The blended average revenue per user (“ARPU”) in Q2 2006 was INR433, 4.6% lower when compared to INR454 in Q1 2006 and 21.8% lower than the INR554 in Q2 2005. This fall in blended ARPU was mainly caused by the change in the mix of prepaid and postpaid customers, lower tariff plans and the inclusion of BPL Circles with its higher proportion of prepaid customers and lower reported ARPU.

Prepaid ARPU was broadly flat at INR283 on the previous quarter and 10.4% lower than Q2 2005. The introduction of lower value refills and Life Time tariff plans, which contributed to the accelerated expansion in the market, is attracting new customers with lower usage patterns resulting in a fall in ARPU. This is being offset by higher absolute volume of inbound and outbound minutes carried on the network.

Postpaid ARPU remained in line with Q1 2006 at INR1,116 in Q2 2006 despite intense competition for postpaid customers. There was a decrease of 3.0% on Q2 2005, mainly as a result of the inclusion of BPL Circles’ postpaid customers that have a lower reported ARPU than the existing postpaid customers.

Hong Kong and Macau

The Group is a leading mobile and fixed-line telecommunications operator in Hong Kong.

Turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$3,138 million in the first six months of 2006, representing 20.0% of the group turnover. The EBITDA from Hong Kong and Macau was HK$1,075 million in the first six months of 2006, with an EBITDA margin of 34.3%. The Hong Kong business returned to profitability generating HK$200 million in operating profit in the first six months of 2006, rebounding from an operating loss of HK$72 million in the same period last year.

Hong Kong Mobile

The Group’s mobile business in Hong Kong maintained its position as the leading 3G operator in Hong Kong and one of the largest mobile operators in the market.

Financial review

Turnover rose 7.0% to HK$1,975 million from HK$1,845 million in the same period last year, mainly driven by growth in our higher ARPU 3G contract customers.

EBITDA was HK$639 million in the first six months of 2006, 57.8% higher than HK$405 million in the same period last year. As a percentage of turnover, EBITDA was 32.4% in the first six months of 2006, representing a substantial improvement when compared to 22.0% in the same period last year. The increased EBITDA is due to the revenue growth and operating costs that were 7.2% lower in the first half as a result of a number of initiatives launched in 2005. As a result, the business returned to profitability with an operating profit of HK$71 million compared to an operating loss of HK$148 million in the same period last year.

Capital expenditure was HK$85 million in the first six months of 2006. A number of initiatives announced in the first half of the year, such as the High Speed Downlink Packet Access (“HSDPA”) upgrade to the 3G network will be launched in the second half of 2006.

Operating review

During Q2 2006, Hong Kong Mobile had approximately 56,000 net additions, mainly on 3G postpaid contracts, increasing the combined customer base to 2.07 million. Despite the high levels of mobile phone ownership in the market, we continued to see growth in the customer base, which was 2.8% higher than the previous quarter and 9.3% higher than that of 30 June 2005. The 3G customer base now exceeds 600,000.

Postpaid ARPU increased by 3.5% to HK$206 from the previous quarter reflecting seasonal increase in roaming revenue and is comparable with Q2 2005.

Hong Kong Fixed

The Group’s fixed-line business is one of the largest fixed-line telecommunications operators. It owns and operates the largest fibre-optic building-to-building telecommunications network in Hong Kong.

Financial review

Turnover increased to HK$1,163 million, an increase of 10.3% from HK$1,054 million in the same period last year, reflecting the growth in international and local data services, and residential broadband services. The first half of 2006 was characterised by more stable prices and rising volume.

EBITDA was HK$436 million in the first six months of 2006 compared to HK$387 million in the same period last year. The EBITDA was 37.5% of turnover, which is in line with the EBITDA margin in the same period last year. The EBITDA margin has been maintained due to a change in the business mix as the Group recorded relatively higher growth in the higher margin data services and broadband services. We also saw an improved operating cost structure for the business resulting from a number of initiatives launched in 2005.

As a result, the operating profit increased to HK$129 million compared to HK$76 million in the same period last year.

Capital expenditure was HK$186 million in the first six months of 2006.

Israel

Partner has been a subsidiary since April 2005. Partner’s turnover in the first six months of 2006 was HK$4,569 million and represented 29.2% of the group turnover.

Partner delivered a good performance in the first half of 2006, with strong service revenue growth and usage patterns from both 2G and 3G customers.

Financial review

Turnover increased to HK$4,569 million from HK$2,201 million in the same period last year. This period on period growth in turnover is distorted by inclusion of Partner’s turnover for only one quarter in 2005 compared to two quarters in 2006. On like for like basis, Partner’s turnover in first half of 2006 increased by 5.3% compared to first half of 2005, primarily due to growth in service revenue. This increase reflected the growth in the customer base and in the average minutes of use, but was partially offset by the effect of the approximate 7% reduction in interconnection tariffs that came into effect in March 2006.

EBITDA in the first six months of 2006 increased to HK$1,507 million from HK$729 million in the same period last year. This represented an EBITDA margin of 33.0%, comparable to 33.1% in the same period last year. This period on period growth in EBITDA is distorted by inclusion of Partner’s EBITDA for only one quarter in 2005 compared to two quarters in 2006. On like for like basis, Partner’s EBITDA in first half of 2006 increased by 5.2% compared to first half of 2005, in line with the 5.3% increase in turnover.

As a result of this stronger operating performance, the operating profit before disposal of investments and others increased to HK$779 million compared to HK$317 million in the same period last year. This represents 33.8% of the group operating profit.

Capital expenditure was HK$275 million in the first six months of 2006.

Operating review

During Q2 2006, Partner recorded 25,000 net additions, which was lower than the net additions of approximately 31,000 in previous quarter and 37,000 in Q2 2005, primarily due to the highly penetrated nature of the market. Postpaid customers increased 1.1% on the previous quarter and 7.5% on Q2 2005, and represented approximately 70.3% of the customer base as of 30 June 2006. As of 30 June 2006, the active customer base was approximately 2,585,000 with approximately 768,000 prepaid customers. Of the customer base as of 30 June 2006, approximately 165,000 were 3G customers. Partner estimates its total market share as of 30 June 2006 to have been around 32%.

The blended ARPU in Q2 2006 was NIS158, an increase of 3.9% from NIS152 in the previous quarter reflecting seasonal factors, but comparable to NIS157 in Q2 2005.

The average monthly usage per customer in Q2 2006 was approximately 307 minutes per month, an increase of 2.0% compared to 301 minutes in the previous quarter and 3.7% higher than 296 minutes in Q2 2005.

The monthly churn rate in Q2 2006 maintained at 1.4%, but increased from 1.2% in Q2 2005.

Thailand

Considerable work has been undertaken in Thailand, streamlining the operations and re-orientating the business focus to better address the market. During the first half of 2006, we continued to see margin improvements and returned a positive EBITDA, a key milestone for the company.

Financial review

Turnover decreased to HK$530 million or 4.7% in the first six months of 2006, from HK$556 million in the same period last year due to increased competition in an extremely aggressive market. A sharp increase in promotional offers entering the market in first half of 2006 contributed to significant tariffs reductions.

Despite the tougher market, we posted the first positive EBITDA at HK$49 million in the first six months of 2006. This compares to a Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) of HK$35 million in the same period last year. As a percentage of turnover, EBITDA was 9.2% reflecting success in improving the operating cost structure of the business resulting from the initiatives launched in 2005.

As a result of the foregoing, operating loss improved 34.6% to HK$229 million compared to HK$350 million in the same period last year.

With the completion of the West Coast roll out, capital expenditure reduced to HK$56 million in the first six months of 2006 from HK$168 million.

Operating review

As at 30 June 2006, the total customer base in Thailand was approximately 738,000, an increase of 9.2% on the customer base as at 30 June 2005. The operating environment in the first half remained difficult, which led the company to focus on managing the profitability of the business.

The prepaid ARPU for Q2 2006 was THB265, a decrease of 20.2% on the previous quarter and 9.6% lower than THB293 in Q2 2005, reflecting the aggressive tariff competition particularly in the second quarter.

In line with our policy of aligning the key performance indicators definitions across the Group, we have changed the basis of the minutes of use reporting for Thailand by including both outgoing and incoming minutes where previously only outgoing were reported. The average monthly usage per prepaid customer in Q2 2006 increased to approximately 503 minutes per month, an increase of 4.1% compared to the previous quarter and 22.7% higher than in Q2 2005, largely benefiting from an increase in inbound traffic.

The postpaid ARPU for Q2 2006 was THB961, a decrease of 3.9% on the previous quarter and 4.9% lower than in Q2 2005, reflecting the lowering and in some cases removal of the minimum spend requirements on postpaid contracts which was introduced to the market in the second quarter.

The postpaid monthly churn rate in Q2 2006 increased to 5.1% from 3.4% last quarter as the more aggressive tariff competition led to more movements of customers between operators.

Others

“Others” is currently comprised of Indonesia, Vietnam, Sri Lanka, Ghana, VISS and Corporate Office.

Financial review

Turnover increased to HK$344 million from HK$244 million in the same period last year. The increase reflects the general increase in scale of Sri Lanka and Ghana as well as an increased contribution from VISS.

LBITDA in the first six months of 2006 was HK$188 million, compared to HK$106 million in the same period last year. The losses were mainly attributable to the inclusion of the operating expenses incurred by the start up operations in Vietnam and Indonesia.

Outlook

We have seen a strong performance in the first half of 2006 and many of the fundamentals are in place for a continuation of that performance in the second half of 2006.

Customer growth in the first half was in line with our expectations and, provided there is no slowing of the momentum in India, we expect that to continue in the second half. The relative proportion of prepaid customers in the customer mix has increased as a result of the expansion of that segment of the market in India which will have a bearing on turnover growth, although we maintain our March 2006 outlook of double-digit turnover growth in 2006.

We have achieved better cost control that has offset much of the impact on turnover arising out of the change in customer mix. Accordingly, we do not expect any change to the outlook on EBITDA and EBITDA margins.

Our network expansion is continuing at a rapid pace, particularly in India. We maintain our outlook of capital expenditure of HK$13.5 billion to HK$14.5 billion for the full year although there may be some lag in booking capital expenditure which would result in some of the planned capital expenditure flowing over into 2007.

The Group achieved a small profit attributable to equity holders in the first half of 2006. The extent to which this is sustained in the second half of 2006 will depend on the timing of the launch of operations in Indonesia and Vietnam, both of which are scheduled for the second half of 2006.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 16 August 2006

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE 3 MONTHS ENDED 30 JUNE 2006

The Group’s mobile customer base was approximately 23,469,000 as at 30 June 2006. The key performance indicators for the second quarter of 2006 and the comparative figures for the four previous quarters are as follows:

Customer Base	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,065	1,431	634	2,009	1,398	611	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574
India	17,544	3,024	14,520	15,361	2,899	12,462	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077
Israel	2,585	1,817	768	2,560	1,798	762	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719
Thailand	738	329	409	747	346	401	732	345	387	719	340	379	676	329	348
Others	537	X	X	425	X	X	296	X	X	236	X	X	332	X	X

GROUP MOBILE TOTAL	23,469			21,102			16,941			15,064			13,748

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(7)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

ARPU[1]		Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	152	206	28	147	199	28	153	204	34	154	207	33	154	209	31
India	INR	433	1,116	283	454	1,118	285	511	1,155	310	518	1,106	305	554	1,150	316
Israel	NIS	158	X	X	152	X	X	148	X	X	162	X	X	157	X	X
Thailand	THB	582	961	265	643	1,000	332	627	969	321	623	941	331	690	1,011	293
Others	USD	5.65	X	X	5.91	X	X	6.25	X	X	6.76	X	X	9.17	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

MOU[1]	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	460	643	47	451	628	47	455	632	50	454	628	51	423	593	46
India	392	804	301	378	753	282	385	728	278	369	687	254	351	654	230
Israel	307	X	X	301	X	X	287	X	X	306	X	X	296	X	X
Thailand	684	901	503	668	880	483	662	861	484	659	822	509	579	743	410
Others	131	X	X	129	X	X	138	X	X	145	X	X	140	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.

(2)	The MOU for Thailand as reported in Q1 2006 and prior quarters excluded the incoming minutes carried over the network as customers in Thailand are not being charged for the incoming minutes carried over the network. To be in line with other telecommunications operators, the MOU of Thailand have been restated to include the incoming minutes carried over the network. Had the previous computation of MOU been used, the MOU for Thailand would be as follows:

MOU	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Thailand	402	593	242	414	593	258	418	586	267	396	529	273	341	468	212

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

Churn[1]	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%
India	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%
Israel	1.4%	X	X	1.4%	X	X	1.0%	X	X	1.1%	X	X	1.2%	X	X
Thailand	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%
Others	2.0%	X	X	2.1%	X	X	3.9%	X	X	3.4%	X	X	3.1%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June

	Note	As restated 2005 HK$ millions		Unaudited 2006 HK$ millions		Unaudited 2006 US$ millions
Continuing operations:
Turnover	4, 5		10,594		15,666		2,016
Cost of inventories sold			(729)		(567)		(73)
Staff costs			(970)		(1,265)		(163)
Depreciation and amortisation	5		(1,985)		(2,457)		(316)
Other operating expenses			(5,936)		(9,075)		(1,168)

Operating profit before disposal of investments and others	5		974		2,302		296
Loss on disposal of investments and others	6		(295)		(1)		—

Operating profit			679		2,301		296
Interest and other finance costs, net	7		(686)		(1,326)		(171)
Share of results of associates			88		(1)		—

Profit before taxation			81		974		125
Current taxation charge	8		(106)		(360)		(46)
Deferred taxation (charge)/credit	8		(179)		30		4

(Loss)/profit from continuing operations			(204)		644		83

Discontinued operations:
Loss from discontinued operations			(16)		—		—

(Loss)/profit for the period			(220)		644		83

Attributable to:
Equity holders of the Company:
- continuing operations			(354)		2		—
- discontinued operations			(16)		—		—

			(370)		2		—
Minority interest - continuing operations			150		642		83

			(220)		644		83

Dividends	9		—		—		—

(Loss)/earnings per share from continuing operations attributable to equity holders of the Company for the period:
- basic	10	HK $	(0.08)	HK$	0.00	US$	0.00

- diluted	10		N/A	HK$	0.00	US$	0.00

Loss per share from discontinued operations attributable to equity holders of the Company for the period:
- basic	10	HK $	(0.00)		N/A		N/A

- diluted	10		N/A		N/A		N/A

CONDENSED CONSOLIDATED BALANCE SHEET

		As at
	Note	Audited 31 December 2005 HK$ millions	Unaudited 30 June 2006 HK$ millions	Unaudited 30 June 2006 US$ millions
ASSETS
Current assets
Cash and cash equivalents		2,436	2,988	385
Restricted cash		1	1	—
Trade and other receivables	11	10,009	10,996	1,415
Stocks		688	517	67
Derivative financial assets		9	16	2

Total current assets		13,143	14,518	1,869

Non-current assets
Fixed assets		24,591	27,543	3,545
Goodwill		9,688	15,836	2,038
Other intangible assets		9,182	10,586	1,363
Other non-current assets		1,651	2,505	322
Deferred tax assets		918	933	120
Associated companies		2	2	—
Long-term deposits		416	408	53

Total non-current assets		46,448	57,813	7,441

Total assets		59,591	72,331	9,310

LIABILITIES
Current liabilities
Trade and other payables	12	10,535	11,537	1,485
Borrowings		7,690	15,475	1,992
Current income tax liabilities		130	195	25
Derivative financial liabilities		116	212	27

Total current liabilities		18,471	27,419	3,529

Non-current liabilities
Borrowings		19,002	19,989	2,573
Deferred tax liabilities		963	993	128
Other non-current liabilities		1,333	2,693	347

Total non-current liabilities		21,298	23,675	3,048

Total liabilities		39,769	51,094	6,577

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		1,188	1,188	153
Reserves		14,982	14,745	1,897

		16,170	15,933	2,050
Minority interest		3,652	5,304	683

Total equity		19,822	21,237	2,733

Total equity and liabilities		59,591	72,331	9,310

Net current liabilities		5,328	12,901	1,660

Total assets less current liabilities		41,120	44,912	5,781

Notes

1.	NATURE OF OPERATIONS

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

2.	BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

(a)	Basis of preparation

These interim accounts are for the six months ended 30 June 2006. They have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

As disclosed in 2005 interim and annual accounts, the Group’s consolidated accounts were prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively referred as “HKFRS”) issued by the HKICPA. During the preparation of 2005 annual accounts and as part of the process for adoption of HKFRS and under the latest interpretation of HKFRS, the Group has changed its accounting policies with respect to the recognition and measurement of the telecommunications spectrum licences. In addition, the Group has also changed its presentation of the results of its mobile operations in Paraguay as discontinued operations following the completion of the disposal in July 2005. The aforementioned changes occurred during the preparation of the 2005 annual accounts and were not effected in the 2005 interim accounts. Accordingly, the 2005 interim accounts as reported previously have been amended as required, in accordance with the relevant requirements.

These interim accounts should be read in conjunction with the 2005 annual accounts. The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in 2005 annual accounts, except for the changes in accounting policies made thereafter in adopting certain new or revised HKFRS. The changes to the Group’s accounting policies and the effect of adopting new policies are set out below.

(b)	Changes in accounting policies

In 2006, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations. Accordingly, the 2005 comparatives have been amended as required, in accordance with the relevant requirements and to conform with the current period’s presentation.

Amendment to HKFRS 4	Insurance contracts
- financial guarantee contracts

Amendment to HKAS 21	The effects of changes in foreign exchange rates
- Net investment in a foreign operation

Amendments to HKAS 39	Financial instruments: recognition and measurement
- financial guarantee contracts
- cash flow hedges accounting of forecast intra-group transactions
- the fair value option

HKFRS Interpretation 4	Determining whether an arrangement contains a lease

HKFRS Interpretation 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The adoption of the amendment to HKFRS 4, amendments to HKAS 39, HKFRS Interpretation 4 and HKFRS Interpretation 5 did not result in substantial changes to the Group’s accounting policies. In summary:

*	The amendments to HKFRS 4 and HKAS 39 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantees issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contract.

*	The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

*	The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

*	The HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 “Leases”.

*	The HKFRS Interpretation 5 considers the situation where an entity is expected to incur costs in the future for decommissioning, restoration and/or environmental rehabilitation and contributes to a fund, which will later cover those costs.

The amendment to HKAS 21 relates to circumstances under which a loan from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly in equity. The adoption of amendment to HKAS 21 has resulted in a change in accounting policy relating to foreign currency translation. The Group’s loans to a subsidiary in Indonesia, which are denominated in US dollar, are regarded as part of net investment in a foreign operation and the exchange differences arising on those loans are recorded directly in equity. The effect of this change on income statement, loss per share, capital and reserves attributable to equity holders of the Company, and the minority interest is summarised below:

(i)	There is no effect on the profit or loss and loss per share for the six months ended 30 June 2005 as the loans to the subsidiary in Indonesia were made subsequent to June 2005.

(ii)	Effect on the profit or loss and loss per share for the six months ended 31 December 2005

Six months ended 31 December 2005:	Amendment to HKAS 21 HK$ millions
Increase in other operating expenses		9

Decrease in profit for the period		(9)

Increase in loss attributable to equity holders of the Company		(9)

Loss per share-basic	HK$	(0.00)

Loss per share-diluted		N/A

(iii)	Effect on the profit or loss and earnings per share for the six months ended 30 June 2006

Six months ended 30 June 2006:	Amendment to HKAS 21 HK$ millions
Increase in other operating expenses		7

Decrease in profit for the period		(7)

Decrease in profit attributable to equity holders of the Company		(7)

Earnings per share-basic and diluted	HK$	0.00

(iv)	Cumulative effect on various balance sheet items as at 31 December 2005

Amendment to HKAS 21 HK$ millions
Net assets	—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2005	—
Impact of change in accounting policy on the year ended 31 December 2005
Loss attributable to equity holders of the Company	(9)
Exchange reserve	9

Cumulative impact of change in accounting policy as at 31 December 2005	—

Minority interest	—

Total equity	—

(v)	Cumulative effect on various balance sheet items as at 30 June 2006

Amendment to HKAS 21 HK$ millions
Net assets	—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2006	—
Impact of change in accounting policy on the period ended 30 June 2006
Profit attributable to equity holders of the Company	(7)
Exchange reserve	7

Cumulative impact of change in accounting policy as at 30 June 2006	—

Minority interest	—

Total equity	—

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ending 31 December 2006 and have not been early adopted:

HKFRS 7	Financial instruments disclosures

Amendment to HKAS 1	Presentation of financial statements - capital disclosures

HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”

HK(IFRIC) Interpretation 8	Scope of HKFRS 2

HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives

The adoption of these new standards, amendments to standards and interpretations is not expected to result in substantial changes to the Group’s accounting policies.

At 30 June 2006, the Group had net current liabilities of HK$12,901 million. Whilst the Group’s operations have generated cash during the period, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility.

3.	BUSINESS COMBINATIONS

On 2 January 2006, the Group completed the acquisition of 100% shareholding in BPL Mobile Cellular Limited (“BPL Circles”, subsequently renamed Hutchison Essar Cellular Limited) which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India. Additionally, the Company has agreed to assume the indebtedness owed to BPL Circles by BPL Communications Limited (“BPL”), the sole shareholder of BPL Circles prior to the acquisition. This is part of the acquisition of the operations of BPL, for a total consideration of INR50,649 million (approximately HK$8,999 million).

Goodwill and identifiable intangible assets, included mainly customer relationship, dealer relationship and brand name, amounting to HK$4,612 million and HK$372 million, respectively, arising from the acquisition have been determined based on the preliminary values assigned to the acquirees’ assets and liabilities. The fair valuation exercise of all of the BPL Circles assets acquired will be finalised upon completion of management’s assessment and finalisation of the purchase consideration, expected before the end of the year.

4.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions
Mobile telecommunications services	9,222	13,649
Mobile telecommunications products	142	616
Fixed-line telecommunications services	1,054	1,163
Other non-telecommunications businesses	176	238

	10,594	15,666

5.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. The segment information on turnover, segment results, depreciation and amortisation and capital expenditures from continuing operations are as follows:

	Turnover		Operating profit/(loss) *
	Six months ended 30 June		Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
Hong Kong and Macau:
Mobile telecommunications	1,845	1,975	(148)	71
Fixed-line telecommunications	1,054	1,163	76	129

Subtotal for Hong Kong and Macau	2,899	3,138	(72)	200
India	4,694	7,085	1,208	1,763
Israel	2,201	4,569	317	779
Thailand	556	530	(350)	(229)
Others (Note a)	244	344	(129)	(211)

	10,594	15,666	974	2,302

	Depreciation and amortisation		Capital expenditures
	Six months ended 30 June		Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
Hong Kong and Macau:
Mobile telecommunications	553	568	140	85
Fixed-line telecommunications	311	307	152	186

Subtotal for Hong Kong and Macau	864	875	292	271
India	371	553	853	2,990
Israel	412	728	559	275
Thailand	315	278	168	56
Others (Note a)	23	23	64	117

	1,985	2,457	1,936	3,709

*	Operating profit/(loss) represents operating profit/(loss) before disposal of investments and others.
Note (a):	“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore as well as corporate. “Others” in the prior period was comprised of Sri Lanka, Ghana, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore as well as corporate.

6.	LOSS ON DISPOSAL OF INVESTMENTS AND OTHERS

	Note		Six months ended 30 June
			2005 HK$ millions	2006 HK$ millions
Net profit/(loss) on partial disposal of subsidiaries	(a	)	49	(1)
Provision for shareholders’ loans and others expenses arising from the intended disposal of subsidiaries	(b	)	(344)	—

Loss on disposal of investments and others			(295)	(1)

(a)	On 30 June 2005, Essar Teleholdings Limited (“ETH”, a shareholder of Hutchison Essar Limited (“Hutchison Essar”, a subsidiary of the Company)), exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price to equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited, both are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million for the six months ended 30 June 2005.

During the six months ended 30 June 2006, the Group’s shareholding in Partner Communications Company Ltd. (“Partner”) was diluted by approximately 0.5% to 51.3% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million for the six months ended 30 June 2006 (six months ended 30 June 2005-HK$nil).

(b)	In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary of Mexico’s América Movil S.A. The disposal was subject to regulatory approval and other conditions and was completed in July 2005. In this connection, the Group recognised a provision for shareholders’ loans and other expenses of approximately HK$344 million for the six months ended 30 June 2005, to adjust its investments in Paraguay to fair value less cost to sell.

7.	INTEREST AND OTHER FINANCE COSTS, NET

	Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions
Interest and other finance costs
Bank loans and overdrafts	314	859
Other loans repayable within 5 years	33	135
Other loans not wholly repayable within 5 years	1	10
Obligations under finance leases	—	1
Notes and debentures repayable within 5 years	3	125
Notes and debentures not wholly repayable within 5 years	98	—
Accretion on licence fees liabilities and asset retirement obligations	74	150
Guarantee and other finance fees	180	64
Net exchange loss on borrowings	—	50

	703	1,394
Less: interest capitalised in respect of construction of fixed assets	(4)	(10)

	699	1,384
Fair value gain on derivative instruments:
Currency swap	17	—
Cross-currency interest rate swap	(7)	4
Forward foreign exchange contracts	—	(1)

	709	1,387
Interest income	(23)	(61)

Interest and other finance costs, net	686	1,326

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 4.84% to 7.15% (six months ended 30 June 2005-2.15% to 4.37%).

8.	TAXATION

	Six months ended 30 June 2005			Six months ended 30 June 2006
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong	2	5	7	14	1	15
Outside Hong Kong	104	174	278	346	(31)	315

	106	179	285	360	(30)	330

Hong Kong profits tax has been provided for at the rate of 17.5% (six months ended 30 June 2005-17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in respective countries.

9.	DIVIDENDS

The Company did not declare any dividends for the six months ended 30 June 2005 and 2006.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 30 June 2006, the Group had consolidated accumulated losses of HK$7,121 million, representing accumulated losses in a majority of the Company’s subsidiaries. In relation to the HK$9 billion credit facility with a group of international banks, the Company is restricted in its ability to pay dividends. As at 30 June 2006, HK$6,285 million was outstanding under this facility.

Certain of the Company’s subsidiaries in Hong Kong and India have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong and India are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholders to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

10.	(LOSS)/EARNINGS PER SHARE

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2005		2006
Weighted average number of shares in issue		4,500,000,000		4,752,546,209

(Loss)/profit from continuing operations attributable to the equity holders of the Company (HK$ millions)		(354)		2

Basic (loss)/earnings per share from continuing operations	HK$	(0.08)	HK$	0.00

Loss from discontinued operations attributable to the equity holders of the Company (HK$ millions)		(16)		—

Basic loss per share from discontinued operations	HK$	(0.00)		N/A

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options, the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30 June
	2005	2006
Weighted average number of shares in issue	4,500,000,000		4,752,546,209
Adjustment for share options	—		21,214,752

Weighted average number of shares for diluted earnings per share	4,500,000,000		4,773,760,961

Diluted earnings per share from continuing operations	N/A	HK$	0.00

Diluted earnings per share from discontinued operations	N/A		N/A

11.	TRADE AND OTHER RECEIVABLES

	Note		As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Trade receivables			4,087	4,415
Less: provision for trade receivables			(822)	(923)

Trade receivables, net of provision	(a	)	3,265	3,492
Other receivables and prepayments			6,658	7,464
Receivables from related companies			86	40

			10,009	10,996

(a)	Trade receivables, net of provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
The ageing analysis of the trade receivables, net of provision is as follows:
Current	2,442	2,010
31 - 60 days	347	673
61 - 90 days	161	206
Over 90 days	315	603

	3,265	3,492

12.	TRADE AND OTHER PAYABLES

	Note	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Trade payables	(a)	2,206	2,210
Accrued expenses and other payables		5,320	5,195
Deferred revenue		564	503
Receipts in advance		1,181	1,447
Capital expenditure accruals		950	1,798
Payables to related companies		153	135
Current portion of licence fees liabilities		161	249

		10,535	11,537

(a)	Trade payables

The ageing analysis of the trade payables is as follows:

Current	586	801
31 - 60 days	560	452
61 - 90 days	660	447
Over 90 days	400	510

	2,206	2,210

CAPITAL RESOURCES AND LIQUIDITY

Net debt of the Group was HK$32,476 million compared to HK$24,256 million as at 31 December 2005. The increase is as a result of increased investment in assets, acquisitions and the assumption of BPL Circles net debt of HK$3,238 million. The ratio of our total debts to total assets was approximately 49.0%.

The Group’s net debt (cash) at 30 June 2006 and 31 December 2005 is as follows:

	As at 31 December 2005
	Total debts HK$ millions	Cash and cash equivalents HK$ millions	Net debt/(cash) HK$ millions
Hong Kong and Macau:
Mobile telecommunications	4,128	311	3,817
Fixed-line telecommunications	264	169	95

Subtotal for Hong Kong and Macau	4,392	480	3,912
India	5,853	1,027	4,826
Israel	4,541	7	4,534
Thailand	7,186	38	7,148
Others	4,720	884	3,836

	26,692	2,436	24,256

	As at 30 June 2006
	Total debts HK$ millions	Cash and cash equivalents HK$ millions	Net debt/(cash) HK$ millions
Hong Kong and Macau:
Mobile telecommunications	3,723	241	3,482
Fixed-line telecommunications	13	127	(114)

Subtotal for Hong Kong and Macau	3,736	368	3,368
India	12,502	1,684	10,818
Israel	4,397	71	4,326
Thailand	8,072	15	8,057
Others	6,757	850	5,907

	35,464	2,988	32,476

The net debt in India of HK$10,818 million is represented by net debt in the operating companies of HK$8,231 million (as at 31 December 2005 - HK$4,253 million) and net external borrowings in intermediate group holding companies used to hold the Group’s direct and indirect interests of HK$2,587 million (as at 31 December 2005 - HK$573 million).

The Group’s borrowings at 30 June 2006 are denominated and repayable as follows:

	HK$	INR	THB	JPY	USD	NIS	Others	Total
Within 1 year	0.2%	18.9%	17.8%	4.6%	1.9%	0.1%	0.1%	43.6%
In year 2	10.5%	—	—	—	0.1%	0.9%	—	11.5%
In year 3	5.1%	11.6%	—	—	13.7%	0.7%	—	31.1%
In year 4	—	—	—	—	0.1%	1.5%	—	1.6%
In year 5	—	—	—	—	3.1%	3.3%	—	6.4%
Beyond 5 years	—	—	—	—	—	5.8%	—	5.8%

	15.8%	30.5%	17.8%	4.6%	18.9%	12.3%	0.1%	100.0%

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

As at 30 June 2006, the Group has currency swap arrangements with banks to swap the Japanese Yen borrowings of JPY24,195 million or HK$1,621 million and US dollar borrowings of US$20 million or HK$156 million into Thai Baht borrowings to match currency exposure of the underlying business. The Group also has a currency and interest rate swap agreement with a bank to swap floating US dollar borrowings of US$80 million or approximately HK$624 million of floating rate into fixed rate Indian Rupees borrowings of INR3,658 million to match currency and interest rate exposure of the underlying business.

As at 30 June 2006, total borrowings of HK$8,174 million (as at 31 December 2005-HK$7,488 million) are guaranteed by Hutchison Whampoa Limited (“HWL”) and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 30 June 2006, fixed assets and current assets of certain subsidiaries amounting to HK$23,162 million and HK$10,633 million, respectively (as at 31 December 2005-HK$11,520 million and HK$6,756 million, respectively) were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$4,099 million (as at 31 December 2005-HK$868 million). The non-current portion of borrowings of the Group is secured to the extent of HK$18,639 million (as at 31 December 2005-HK$16,748 million).

FUNDING AND INVESTMENT REVIEW

Cash flow

Cash generated from continuing operations in the first six months of 2006 was HK$3,558 million, an increase of 9.1% from HK$3,262 million in the same period last year. The increase was mainly due to increase in profit before taxation which increased by HK$893 million. After interest expenses paid in the first six months, which increased to HK$1,148 million from HK$601 million, the net cash generated from operating activities decreased to HK$2,183 million from HK$2,567 million in the same period last year.

Cash flow used in investing activities in the first six months of 2006 was HK$7,850 million, which increased following a number of acquisitions in the period. Included in the total is the part payment for ITNL, Essar Spacetel Limited, BPL Mobile Communications Limited, and a net increase in assets related to the reorganisation of our indirect interest in the India business. There were no proceeds from disposals in the first six months of 2006 as compared to HK$479 million inflow in the same period last year.

The net cash flow before financing was an outflow in the first half of 2006 of HK$(5,667) million compared to an inflow of HK$573 million in the same period last year.

Cash flow from financing activities in the first six months of 2006 was HK$6,219 million. This is mainly due to net drawdown of interest bearing debt of HK$5,129 million and equity contributions from minority shareholders of HK$1,368 million.

As a result, net debt increased by HK$8,220 million to HK$32,476 million as of 30 June 2006 from HK$24,256 million as of 31 December 2005. This increase related to net debt draw down of HK$5,129 million and HK$3,238 million of debt acquired with BPL Circles.

Capital expenditure

Capital expenditure in the first six months of 2006 was HK$3,709 million, from HK$1,936 million in the same period last year. This was primarily due to the accelerating expansion of our coverage by the India operations and expansion in our new markets of Indonesia and Vietnam. The capital expenditure of India increased as we continued to invest to broaden our coverage in our existing licence areas as well as through the first time inclusion of BPL Circles. These increases were offset by decreases in capital expenditure in the mobile operations in Hong Kong and Thailand. This is in line with the Group’s strategy of seeking to double the size of the network in India during 2006.

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of financial derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

At 30 June 2006, the Group had contingent liabilities largely in respect of performance guarantees amounting to HK$467 million (as at 31 December 2005-HK$887 million).

RECENT EVENTS

Since 30 June 2006, a number of important events affecting the Company and its subsidiaries have occurred.

(a)	On 30 June 2006, the Group entered into agreements to acquire ITNL for an aggregate consideration of US$450 million (or approximately HK$3,495 million). ITNL holds 5.11% of Hutchison Essar, a leading telecommunications company in India and a subsidiary of the Company. The acquisition of the Group’s interest in ITNL was completed subsequent to 30 June 2006.

(b)	On 31 July 2006, the Group entered into, and completed, an agreement with a wholly owned subsidiary of HWL to dispose of VISS, a wholly owned subsidiary of the Company, for a consideration of HK$105 million. Such consideration was paid on completion and may be subject to further adjustment. After completion, the Group has continued to provide financial assistance to VISS and its subsidiaries subject to a counter-indemnity.

(c)	On 23 December 2005, Hutchison Essar entered into a share purchase agreement to acquire BPL Mobile Communications Limited. On 31 July 2006, Hutchison Essar issued a notice to the vendors notifying them that all conditions precedent to completion had been fulfilled and satisfied or waived for the purposes of completion and called upon the vendors to undertake completion on 31 July 2006. The vendors have failed to undertake completion and on 1 August 2006, each of the vendors issued a notice to Hutchison Essar purporting to terminate the share purchase agreement. Hutchison Essar considers the vendors to be under an obligation to undertake completion and the attempt to terminate the share purchase agreement to be wrongful. Hutchison Essar is taking all necessary steps and action to pursue completion in accordance with the terms of the share purchase agreement.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2006.

GENERAL INFORMATION

The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2006 have been reviewed by the audit committee of the Company and by the Company’s auditors, PricewaterhouseCoopers, in accordance with SAS700 “Engagement to review interim financial report” issued by the Hong Kong Institute of Certified Public Accountants. The auditors’ independent review report will be included in the Interim Report to Shareholders.

NON-GAAP MEASURES

While non-GAAP measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

DEFINITIONS

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INR”	Indian Rupees, the lawful currency of India

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“NIS”	New Israeli Shekels, the lawful currency of Israel

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“THB”	Thai Baht, the lawful currency of Thailand

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. Aldo MAREUSE	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)
Ms. NARDI, Kar Wai Agnes (Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

Please also refer to the published version of this announcement in The Standard.

Exhibit 1.2

HUTCHISON TELECOM REPORTS STRONG FIRST HALF RESULTS AND

RECORD PROFITS

Key Highlights:

*	Consolidated mobile customer base surpasses 23 million, up 71% year-on-year

*	Turnover increases 48% to HK$15,666 million

*	Profit for the period turns positive to HK$644 million

*	Hong Kong mobile operation returns to positive operating profit

*	Thailand turns EBITDA positive

Financial highlights:

	First half 2006 HK$’ millions			First half 2005 HK$’ millions	Change %
	(unaudited)			(restated)
Turnover		15,666		10,594	48%
Operating profit before disposal of investments and others		2,302		974	136%
Profit / (Loss) for the period		644		(220)	—
Profit / (Loss) attributable to equity holders of the Company		2		(370)	—
Earnings / (Loss) per share	HK$	0.00	HK$	(0.08)	—

(Hong Kong, 16 August 2006) Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company” or the “Group”; SEHK: 2332, NYSE: HTX) today reported strong first half results. Turnover increased 48%, operating profit more than doubled and the Group recorded its highest profit for the period compared to a loss in the same period last year. As a result the Group recorded its first profit attributable to equity holders of the Company.

Commenting on the results, Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “I am delighted to report record results for the first half of 2006, which includes a profit for the period of HK$644 million. This confirms that the strategies we implemented in 2005 have successfully resulted in sustained growth and improved performance during the period. Together with our stringent cost policies, aggressive network expansion plans and commitment to leading-edge customer service, we are driving profit improvements which position us to achieve our targets for 2006.”

“I am particularly pleased to see the operation in Thailand achieve the key milestone of positive EBITDA and that we have a welcome return to operating profit at the mobile operation in Hong Kong,” he continued.

Group and Key Markets Review

The increase in turnover was driven primarily by the growth in India, which contributed 45% of the Group’s turnover of HK$15,666 million.

Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) increased 61% to HK$4,759 million, while the EBITDA margin improved to 30.4% compared to 27.9% in the corresponding period in 2005.

Operating profit for the period more than doubled to HK$2,302 million. This impressive performance was a result of greater contributions from the Group’s operations in India and Israel, the return to profitability for the mobile operation in Hong Kong and the reduction of loss from the operation in Thailand.

Profit for the period was HK$644 million compared to a loss of HK$220 million last year. The Group is pleased to report its first profit attributable to equity holders of the Company.

The network roll-out of the Group’s start-up operations in Vietnam and Indonesia are progressing and both operations are targeting to launch during 2006.

Operations review

India

*	Customer base increases to 17.5 million - 108% year-on-year growth

*	Turnover increases 50.9% to HK$7,085 million

*	EBITDA increases 46.7% to HK$2,316 million

Hutchison Essar, the Group’s Indian business reported excellent results in the first half of 2006. Record customer growth fuelled by Hutchison Essar’s aggressive network expansion and the introduction of several new tariff plans were the key drivers for growth in the period. Turnover increased to HK$7,085 million, an increase of approximately 51% year-on-year which mirrored the doubling of the customer base and the integration of BPL operations in Maharashatra, Tamil Nadu and Kerala (“BPL Circles”) since January 2006. Excluding the first time inclusion of BPL Circles, like for like turnover increased approximately 39%.

The EBITDA margin of 32.7% for the first half of 2006 reflected underlying margin improvement in the existing 13 licence areas, which was offset by a lower margin in the newly acquired BPL Circles. Excluding the effect of BPL Circles acquisition, EBITDA margins improved to 34.3%, compared to 32.4% in 2005 and 31.3% in the second half of last year.

Hong Kong and Macau

*	Combined turnover increases to HK$3,138 million

*	EBITDA grows to HK$1,075 million

The Hong Kong business returned to profitability reporting operating profit of HK$200 million in the first six months of 2006. The results of the mobile business improved significantly recording an operating profit compared to an operating loss in the same period last year.

Hong Kong and Macau mobile

*	Customer base increases to 2.1 million

*	Turnover increases 7% to HK$1,975 million

*	EBITDA increases approximately 58% to HK$639 million

The Group’s mobile business in Hong Kong maintained its position as the leading 3G operator, and today has over 600,000 3G customers. Despite an extremely high wireless market penetration rate, the business increased its customer base over 9% by offering the largest selection of 3G handsets, a wide variety of entertainment choices and the territory’s most extensive 3G network.

Ongoing cost controls combined with solid revenue growth produced a 58% increase in EBITDA and improved EBITDA margins of 32.4% for the period. As a result, the business returned to profitability posting operating profit of HK$71 million, compared to a loss of HK$148 million in the same period last year.

Hong Kong fixed line

*	Turnover increases 10.3% year-on-year to HK$1,163 million

*	EBITDA increases to HK$436 million

The Group’s fixed line business in Hong Kong reported an increase in turnover of over 10% driven primarily by growth in international and local data services as well as residential broadband services. EBITDA increased to HK$436 million with an EBITDA margin of 37.5%.

The operation remains fully committed to enhancing its state-of-the-art fibre-optic network, which will better serve Hong Kong’s present and future needs. Next generation network technologies are being deployed to provide a solid platform to meet increasing demand for integrated voice, data and video services

Israel

*	Customer base increases to 2.6 million

*	Turnover increases to HK$4,569 million

*	EBITDA increases 5% to HK$1,507 million

Our Israeli operation, Partner Communications Company Limited (“Partner”), recorded impressive operating results in the first six months of 2006. The company reported a healthy increase in the customer base and average minutes of use amidst intense competition.

EBITDA and EBITDA margins improved in line with the growth in turnover and operating profit contribution increased to HK$779 million.

Partner released its 2006 second quarter financial results on 27 July 2006.

Thailand

*	Customer base increases to 738,000

*	Turnover of HK$530 million

*	Positive EBITDA of HK$49 million

Considerable work has been undertaken in Thailand, streamlining the operations and re-orientating the business focus to better address the market. The efforts made by the management to bring operational efficiency to the business over the last year resulted in improved operating and financial results, including its first positive EBITDA for the period.

Outlook

The Group has seen a strong performance in the first half of 2006 and many of the fundamentals are in place for a continuation of that performance in the second half of 2006.

Customer growth in the first half was in line with our expectations and, provided there is no slowing of the momentum in India, we expect that to continue in the second half. We maintain our March 2006 outlook of double-digit turnover growth in 2006. Accordingly, we do not expect any change to the outlook on EBITDA and EBITDA margins.

Our network expansion is continuing at a rapid pace, particularly in India. We maintain our outlook of capital expenditure of HK$13.5 billion to HK$14.5 billion for the full year although there may be some lag in booking capital expenditure that may result in some of the planned capital expenditure flowing over into 2007.

The Group achieved a small profit attributable to equity holders in the first half of 2006. The extent to which this is sustained in the second half of 2006 will depend on the timing of the launch of operations in Indonesia and Vietnam, both of which are scheduled for the second half of 2006.

- End -

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Sri Lanka and Ghana. It has plans to commence commercial service in Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.

Disclaimer:

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Customer Base	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,065	1,431	634	2,009	1,398	611	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574
India	17,544	3,024	14,520	15,361	2,899	12,462	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077
Israel	2,585	1,817	768	2,560	1,798	762	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719
Thailand	738	329	409	747	346	401	732	345	387	719	340	379	676	329	348
Others	537	X	X	425	X	X	296	X	X	236	X	X	332	X	X
GROUP MOBILE TOTAL	23,469			21,102			16,941			15,064			13,748

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(7)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

ARPU[1]		Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	152	206	28	147	199	28	153	204	34	154	207	33	154	209	31
India	INR	433	1,116	283	454	1,118	285	511	1,155	310	518	1,106	305	554	1,150	316
Israel	NIS	158	X	X	152	X	X	148	X	X	162	X	X	157	X	X
Thailand	THB	582	961	265	643	1,000	332	627	969	321	623	941	331	690	1,011	293
Others	USD	5.65	X	X	5.91	X	X	6.25	X	X	6.76	X	X	9.17	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

MOU[1]	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	460	643	47	451	628	47	455	632	50	454	628	51	423	593	46
India	392	804	301	378	753	282	385	728	278	369	687	254	351	654	230
Israel	307	X	X	301	X	X	287	X	X	306	X	X	296	X	X
Thailand	684	901	503	668	880	483	662	861	484	659	822	509	579	743	410
Others	131	X	X	129	X	X	138	X	X	145	X	X	140	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.

(2)	The MOU for Thailand as reported in Q1 2006 and prior quarters excluded the incoming minutes carried over the network as customers in Thailand are not being charged for the incoming minutes carried over the network. To be in line with other telecommunications operators, the MOU of Thailand have been restated to include the incoming minutes carried over the network. Had the previous computation of MOU been used, the MOU for Thailand would be as follows:

MOU	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Thailand	402	593	242	414	593	258	418	586	267	396	529	273	341	468	212

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

Churn[1]	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%
India	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%
Israel	1.4%	X	X	1.4%	X	X	1.0%	X	X	1.1%	X	X	1.2%	X	X
Thailand	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%
Others	2.0%	X	X	2.1%	X	X	3.9%	X	X	3.4%	X	X	3.1%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE

	As restated 2005		Unaudited 2006		Unaudited 2006
	HK$millions		HK$millions		US$millions
Continuing operations:
Turnover		10,594		15,666		2,016
Cost of inventories sold		(729)		(567)		(73)
Staff costs		(970)		(1,265)		(163)
Depreciation and amortisation		(1,985)		(2,457)		(316)
Other operating expenses		(5,936)		(9,075)		(1,168)

Operating profit before disposal of investments and others		974		2,302		296
Loss on disposal of investments and others		(295)		(1)		—

Operating profit		679		2,301		296
Interest and other finance costs, net		(686)		(1,326)		(171)
Share of results of associates		88		(1)		—

Profit before taxation		81		974		125
Current taxation charge		(106)		(360)		(46)
Deferred taxation (charge) / credit		(179)		30		4

(Loss) / profit from continuing operations		(204)		644		83

Discontinued operations:
Loss from discontinued operations		(16)		—		—

(Loss) / profit for the period		(220)		644		83

Attributable to:
Equity holders of the Company:
- continuing operations		(354)		2		—
- discontinued operations		(16)		—		—

		(370)		2		—
Minority interest - continuing operations		150		642		83

		(220)		644		83

Dividends		—		—		—

(Loss) / earnings per share from continuing operations attributable to equity holders of the Company for the period:
- basic	HK$	(0.08)	HK$	0.00	US$	0.00

- diluted		N/A	HK$	0.00	US$	0.00

Loss per share from discontinued operations attributable to equity holders of the Company for the period:
- basic	HK$	(0.00)		N/A		N/A

- diluted		N/A		N/A		N/A

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

	As at
	Audited 31 December 2005	Unaudited 30 June 2006	Unaudited 30 June 2006
	HK$ millions	HK$ millions	US$ millions
ASSETS
Current assets
Cash and cash equivalents	2,436	2,988	385
Restricted cash	1	1	—
Trade and other receivables	10,009	10,996	1,415
Stocks	688	517	67
Derivative financial assets	9	16	2

Total current assets	13,143	14,518	1,869

Non-current assets
Fixed assets	24,591	27,543	3,545
Goodwill	9,688	15,836	2,038
Other intangible assets	9,182	10,586	1,363
Other non-current assets	1,651	2,505	322
Deferred tax assets	918	933	120
Associated companies	2	2	—
Long-term deposits	416	408	53

Total non-current assets	46,448	57,813	7,441

Total assets	59,591	72,331	9,310

LIABILITIES
Current liabilities
Trade and other payables	10,535	11,537	1,485
Borrowings	7,690	15,475	1,992
Current income tax liabilities	130	195	25
Derivative financial liabilities	116	212	27

Total current liabilities	18,471	27,419	3,529

Non-current liabilities
Borrowings	19,002	19,989	2,573
Deferred tax liabilities	963	993	128
Other non-current liabilities	1,333	2,693	347

Total non-current liabilities	21,298	23,675	3,048

Total liabilities	39,769	51,094	6,577

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,188	1,188	153
Reserves	14,982	14,745	1,897

	16,170	15,933	2,050
Minority interest	3,652	5,304	683

Total equity	19,822	21,237	2,733

Total equity and liabilities	59,591	72,331	9,310

Net current liabilities	5,328	12,901	1,660

Total assets less current liabilities	41,120	44,912	5,781